

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2025

Parag Vora
Portfolio Manager
HG Vora Capital Management, LLC
330 Madison Avenue, 21st Floor
New York, NY 10017

> **Re: PENN Entertainment, Inc.**
> **PREC14A filed April 28, 2025 by Parag Vora et al.**
> **File No. 000-24206**

Dear Parag Vora:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

PREC14A filed April 28, 2025

General

1. We note your disclosure that the Board's action to reduce the size of the Board and the number of Class II directors is "unlawful." Please provide a formal opinion of counsel, supported by appropriate legal analysis, that such actions were in violation of Pennsylvania law.

2. Refer to comment 1. Please revise to disclose any pending legal proceedings regarding this matter.

3. Refer to the following disclosure, which appears multiple times in your proxy statement: "The GOLD universal proxy card shall be null and void ab initio and of no force or effect if it would have the effect of entitling shareholders of the Company to demand payment for their shares under Subchapter E of Chapter 25 of the Pennsylvania Business Corporation Law." Please revise to clarify when such card would have the effect of entitling shareholders of the Company to demand payment for their shares under Subchapter E of Chapter 25 of the Pennsylvania Business

Corporation Law.

4.   We note the references throughout your proxy statement to the Company's "white universal proxy card." However, the Company does not appear to be using a universal proxy card. Please revise or advise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Blake Grady at 202-551-8573.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions